SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Shareholders notification of Capital Stock Reduction, Notice for funds availability and change of share par value.

2	Letter to the Buenos Aires Stock Exchange dated December 14, 2006, regarding the Company’s capital stock reduction.

Item 1

TELEFONICA DE ARGENTINA S.A.
Capital Stock Reduction
Notice for funds availability and
change of share par value

Shareholders are notified that, further to the resolution of the Special Shareholders’ Meeting of Telefónica de Argentina S.A. (the “Company”) held on September 7th, 2006 and in the Board Meeting held on November 7th, 2006, and having the relevant authorizations of the Comisión Nacional de Valores (Argentine SEC) and the Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange], starting on December 22nd, 2006, the voluntary capital stock reduction will become effective under the terms of section 203, Law No. 19550 (the “Capital Stock Reduction”) for the amount of $1,047,630,044.4 (consisting of $ 655,108,302 corresponding to Class A shares and $392,521,742.4 corresponding to Class B shares), representing 60% of the capital stock and the change of the share par value from PV 1 to PV 0.10.

Consequently $ 0.60 will be paid in cash and the number of four new shares of PV 0.10 will be delivered per share of PV $ 1 held by each shareholder prior to the Capital Stock Reduction.

The capital stock, following the Capital Stock Reduction, will amount to $698,420,029.6 (consisting of 4,367,388,680 Class A shares of PV $ 0.10 amounting to $436,738,868 and 2,616,811,616 Class B shares of PV 0.10 amounting to $261,681,161.6).

The Company ensures that all the shareholders will keep their status as such.

Caja de Valores S.A. will make the relevant registrations relative to the Capital Stock Reduction and the change of the share par value and will make the payment to the shareholders from the funds applicable to each case as resolved by the Company. The payment will be made in Caja de Valores S.A., office located at 25 de mayo 362, Buenos Aires City, Argentine Republic, and in its branches from 10 a.m. to 3 p.m.

In turn, payments corresponding to holders of American Depositary Shares ("ADS") of the Company will be made at Citibank, N.A. in its capacity as Depository under the Deposit Agreement dated February 3rd, 1994 starting on December 22nd, 2006.

Finally, please be informed that each ADS will represent 40 shares of $0.10 par value. Citibank, N.A. will make the relevant registrations in order to reflect the capital stock reduction and the change of the share par value as stated above.

Note: If the indicated date becomes or is declared in the future a non-business trading day, the procedure should be deemed modified taking into account the following first business trading day.

Item 2
Telefónica de Argentina S.A.

Buenos Aires City, December 14th, 2006

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Telefónica de Argentina S.A. - Capital Stock Reduction

Dear Sirs,

     I am writing to you on behalf of Telefónica de Argentina S.A. (the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 23 of the Listing Regulation.

     In this regard and further to the Company’s capital stock reduction approved by the Special Shareholders' Meeting on September 7th, 2006, please be informed that the Buenos Aires Stock Exchange (the “BCBA”), by resolution dated December 13th, 2006 authorized (i) the cancellation granted to the Company to list PV 2,355 in view of the cancellation of its Class “B” Treasury shares and PV 1,047,630,044.40 in view of the voluntary reduction of 60% of the capital stock resulting from the above mentioned reduction based on the financial statements at June 30th, 2006 and by paying back to the shareholders $0.60 per PV 1 share, and (ii) to transfer the listing authorization due to the change in the share par value from PV 1 to PV 0.10, stating that the relevant transactions will become effective simultaneously with the registration in account of 4 shares with the new $ 0.10 par value in exchange for a PV 1 share.

     Likewise the Argentine Central Bank provided for that starting on the date the Company informs in the relevant notice the capital stock accepted in the stock exchange, it will consist of the following:

4,367,388.680 Common Class “A” Shares (1 vote)	$436.738.868,00
2,616,811,616 Common Class “B” Shares (1 vote) to be listed	$261.681.161,60

     Moreover, please be informed that the payment of the funds relative to the capital reduction will be made as per the terms reported on the notice to be posted in the BCRA Bulletin and at Autopista de la Información Financiera, www.cnv.gov.ar.

Yours sincerely,

Santiago Barca Attorney Telefónica de Argentina S.A.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: December 15, 2006	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel